UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2005

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 333-55380

A.	Full title of the plan and address of the plan:

BEARINGPOINT, INC. 401(k) PLAN

c/o Human Resources

BearingPoint, Inc.

1676 International Drive

McLean, Virginia 22102

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

BearingPoint, Inc.

1676 International Drive

McLean, Virginia 22102

BEARINGPOINT, INC. 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

the BearingPoint, Inc. 401(k) Plan:

In our opinion, the accompanying statements of assets available for benefits and the related statements of changes in assets available for benefits present fairly, in all material respects, the assets available for benefits of BearingPoint, Inc. 401(k) Plan (the “Plan”) at April 30, 2005 and 2004, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Boston, Massachusetts

April 12, 2006

BEARINGPOINT, INC. 401(k) PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

	April 30,
	2005	2004
ASSETS

Investments, at fair value (Note C)	$402,714,785	$354,543,532

Receivables:
Company contributions, net of forfeitures (Note A-2)	9,179,569	6,483,710
Employee contributions	2,994,609	2,606,066
Other	13,448	104,213

Total receivables	12,187,626	9,193,989

Assets available for benefits	$414,902,411	$363,737,521

The accompanying notes are an integral part of these financial statements.

BEARINGPOINT, INC. 401(k) PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

	Year ended April 30,
	2005	2004
Additions to assets attributed to:
Investment income
Net appreciation in fair value of investments (Note C)	$8,719,344	$51,252,034
Interest and dividends	12,911,802	5,552,782
Other	127,538	134,346

Total investment income	21,758,684	56,939,162

Contributions
Participant contributions and rollovers	67,132,852	54,317,530
Company contributions, net of forfeitures (Note A-2)	9,179,569	6,483,710

Total contributions	76,312,421	60,801,240

Total additions	98,071,105	117,740,402

Deductions from assets attributed to:
Benefit payments to participants	46,775,649	36,167,920
Administrative expenses (Note A-9)	130,566	126,597

Net increase	51,164,890	81,445,885

Assets available for benefits
Beginning of year	363,737,521	282,291,636

End of year	$414,902,411	$363,737,521

The accompanying notes are an integral part of these financial statements.

BEARINGPOINT, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

April 30, 2005 and 2004

NOTE A—Description of the Plan

1. General

The following brief description of the BearingPoint, Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the provisions of the Plan.

As of January 31, 2000, KPMG LLP separated its Consulting Business from its remaining businesses, and transferred the Consulting Business into a newly formed corporate entity, KPMG Consulting, Inc., which subsequently changed its name to BearingPoint, Inc. on October 2, 2002. In connection with the separation from KPMG LLP, BearingPoint, Inc. (the “Company”) established a new 401(k) plan for its employees.

The Plan is a defined contribution plan. All full-time and part-time employees of the Company regularly scheduled to work a minimum of 1,000 hours in the plan year, or have completed one year of service, are eligible to participate. The Plan has two features: the 401(k) portion, which allows participants to make pre-tax contributions, and the after-tax portion, which allows participants to make after-tax contributions. The Plan qualifies under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

2. Contributions

Participants may elect to contribute on a pre-tax basis 1% to 50% of their annual eligible compensation to the maximum permitted by the Code, $14,000 for calendar year ended 2005 and $13,000 for calendar year ended 2004. Those who were age 50 or older during the Plan year could take advantage of a higher pre-tax contribution limit of $18,000. Participants may elect to make after-tax contributions up to a maximum of 50% of their eligible compensation on a combined pre-tax and after-tax basis. Participants may also rollover amounts representing distributions from other qualified retirement plans. Participants may choose to have their contributions invested entirely in one, or in any combination of investment options, in whole percentage increments. The Plan currently offers participants a variety of investment options, including collective trusts, mutual funds and a common stock fund, which is invested primarily in shares of the Company’s common stock. Employees may elect to invest their retirement funds in the common stock fund, but no provisions of the Plan require them to do so. In addition, employees have the option to invest their retirement funds in a self-directed brokerage account, which includes a wide array of investments including publicly traded stocks, fixed-income instruments, or mutual funds. Participants may change their deferral percentage and investment selection for future contributions at any time. The changes will take effect for the next eligible pay cycle so long as the request is completed before the respective cutoff dates. The Plan does not restrict the ability of employees to dispose of any of the Company’s common stock that they hold in their retirement funds; however, each employee is subject to the Company’s insider trading policy. Participants may transfer part or all of existing account balances among funds in the Plan at any time.

Employees who make salary reduction contributions during the Plan year and who are employed on the last day of the Plan year receive a Company matching contribution of 25% of the first 6% of pre-tax eligible compensation contributed to the Plan, and, at the discretion of the Company, may make additional discretionary contributions of up to 25% of the first 6% of pre-tax eligible compensation contributed to the Plan. Catch-up contributions are not eligible for the Company matching contribution. The matching contribution is calculated once a year based on contributions to the Plan as of the last day of the Plan year. Matching contributions may be made in cash or common stock of the Company, at the Company’s discretion. When the Company match is paid

BEARINGPOINT, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

April 30, 2005 and 2004

in cash, participants may choose to have their contributions invested entirely in one, or in any combination of investment options, in whole percentage increments based on investment allocations on file at the time the matching contribution is made. Matching contributions for the years ended April 30, 2005 and 2004 were $8,290,276 and $7,365,272, respectively, or 25% of the first 6% of pre-tax eligible compensation contributed to the Plan. Unallocated forfeiture balances of $979,078 and $881,562 as of April 30, 2005 and 2004, respectively, were offset against matching contributions paid to participants subsequent to the respective Plan year-end. Forfeitures represent the Plan year-end non-vested Company matching contribution for participants who have terminated their employment with the Company. Matching contributions, net of forfeitures, for the years ended April 30, 2005 and 2004 are classified in the statement of assets available for benefits as receivables, as matching contributions are paid subsequent to the plan year-end.

The Company may, at its discretion, make profit-sharing contributions to the Plan to eligible employees employed on the last day of the plan year, allocated according to their relative amount of compensation. Investment allocations of profit-sharing contributions are participant-directed. No profit-sharing contributions were made for Plan years ended April 30, 2005 and 2004.

Included in employer contributions receivable at April 30, 2005 are contributions receivable of approximately $1.87 million relating to amounts currently estimated to be due from the Company. The estimated amount relates to after-tax deductions that are payable by the Company, once a final determination of the amount is made, with regard to certain eligible earnings plus interest between 2000 and 2005. Management has started the process of identifying and determining the correction required.

3. Participant Accounts

The Plan recordkeeper (Merrill Lynch & Co.) maintains an account in the name of each participant constituting the sum of the participant’s pre-tax contributions, after-tax contributions, matching contributions, profit-sharing contributions, rollover contributions and share of the net earnings, losses and expenses, if any, of the various investment funds; less any loans and withdrawals. Allocations are based on compensation or account balances, as defined. The interest of each participant in each of the funds is represented by units/shares credited to the participant’s account.

4. Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and profit-sharing contributions portions of the participant’s account balance, plus actual earnings thereon, is based on years of service. Matching and profit-sharing contributions currently vest at a rate of 25% per year, starting in year two, with 100% vested after five years of service. Forfeitures are used to reduce future Company matching contributions.

5. Participant Loans

Active participants may borrow a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their aggregate vested account balances from their vested matching contributions account, pre-tax contributions account and rollover account (in such order), excluding the after-tax account. Loan terms range from one to five years or up to twenty years for the purchase of a primary residence. A participant may have up to two loans outstanding at any time. The loans are secured by the account balance under the Plan and bear interest at 1% plus the prime interest rate at the date of the loan. As of April 30, 2005 and 2004, interest rates

BEARINGPOINT, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

April 30, 2005 and 2004

ranged from 4.00% to 11.00%. Principal and interest are generally repaid through regular semi-monthly after-tax payroll deductions; however, participants may elect to repay the entire outstanding loan balance at any time without penalty.

Upon a participant’s termination of employment, any loan that is outstanding shall become immediately payable in full. Participant loans considered in default based on the terms of the Plan document are deemed cancelled and are included as distributions in the statement of changes in assets available for benefits. During the plan years ended April 30, 2005 and 2004, $968,180 and $786,312, respectively, in defaulted participant loans were treated as deemed distributions.

6. Withdrawals

Participants employed with the Company who have attained age 59 1/2 may request the Company’s 401(k) Plan Committee to distribute all or any portion of such account balance to the extent it is vested.

Withdrawals for financial hardship are permitted provided they are for a severe and immediate financial need and the distribution is necessary to satisfy that need. Participants are required to fully use the Plan loan program, described above, before requesting a hardship withdrawal. Participants must submit evidence of hardship to the Company’s 401(k) Plan Committee, who will determine whether the situation qualifies for a hardship withdrawal.

7. Distributions

Upon termination of employment, a participant who has vested benefits below $5,000 (excluding any rollover amounts) receives a lump-sum distribution. A participant whose vested benefits equal or exceed $5,000 (excluding any rollover amounts) may elect to receive a distribution of his/her account balance or leave the vested balance in the Plan until a date not to exceed April 1 of the year following the year in which the participant attains age 70 1/2. A participant may elect to receive the distribution as a lump-sum distribution, or in monthly installments over a period not to exceed such participant’s life expectancy, or the joint and last survivor life expectancy of such participant or such participant’s beneficiary. If a lump sum distribution is elected, any portion invested in the common stock fund may be distributed in cash or in shares of Company common stock. Fractional shares are paid in cash. There are minimum distribution requirements for each distribution calendar year, up to and including the year of the participant’s date of death. Additional minimum distribution requirements are established for the designated beneficiary upon the participant’s death. The minimum distribution requirements are calculated based on a number of factors including the participant’s account balance, the participant’s age and life expectancy, and if the participant’s sole designated beneficiary is such participant’s spouse, the spouse’s age and life expectancy.

Effective for mandatory distributions made under the Plan on or after March 28, 2005, in the event of a mandatory distribution that is greater than $1,000 and is an eligible rollover distribution subject to the direct rollover requirements of section 401(a)(31) of the Code, if the participant does not elect to have such distribution paid directly to an eligible retirement plan specified by the participant in a direct rollover or to receive the distribution directly, then the 401(k) Plan Committee will pay the distribution in a direct rollover to an individual retirement plan (i.e., individual retirement account or an individual retirement annuity) designated by the 401(k) Plan Committee.

Upon the death of a participant, the value of the participant’s account will be distributed to the participant’s beneficiary in a lump-sum cash payment. If the participant is married, the beneficiary must be the participant’s spouse, unless the participant’s spouse has previously given written, notarized consent to designate another

BEARINGPOINT, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

April 30, 2005 and 2004

person as beneficiary. If the participant marries or remarries, any prior beneficiary designation is cancelled and the spouse automatically becomes the beneficiary. If the participant is single, the beneficiary may be anyone previously designated by the participant under the Plan. In the absence of an effective designation under the Plan at the time of death, the proceeds normally will be paid to the participant’s surviving spouse or, if no surviving spouse exists, to the participant’s estate.

8. Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions and terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

9. Administration

The assets of the Plan are held by Merrill Lynch & Co., as Trustee, of the BearingPoint, Inc. 401(k) Plan Trust (the “Trust”). The assets in the Trust are invested in various mutual funds, collective trusts, money market funds and common stock. The assets of the Plan are invested with the following investment managers as of April 30, 2005: Merrill Lynch & Co.; Franklin Templeton Investments; Massachusetts Financial Services Company; Hotchkis and Wiley Funds; Oppenheimer Funds; ABN AMRO/Veredus; Victory Capital Management Inc.; Pimco Advisors and Capital Research and Management Company.

The administrative functions of the Plan are primarily performed by the Company’s Benefits group. The Company does not receive compensation from the Plan for services provided. Administrative costs of the Plan that are deducted from participants’ accounts include (a) brokerage fees and commissions which are included in the cost of investments and in determining net proceeds on sales of investments, and (b) investment management fees, which are paid from the assets of the respective funds; those fees comprise fixed annual charges and charges based on a percentage of net asset value. Administrative expenses paid for by the Plan primarily relate to the Financial Engines Online Investment Advice Program. Operational expenses, including the audit fee and expenses related to the use of premises, facilities and equipment, for the years ended April 30, 2005 and 2004, were paid by the Company.

During the year ended April 30, 2005 and 2004, Fidelity Management and Research Company provided a reimbursement to the Plan of $127,538 and $134,346, respectively, resulting from a fee reduction that is calculated based on average net assets of investments held by the Plan at Fidelity Management and Research Company.

10. Risks and Uncertainties

The Plan provides for various investment options in mutual funds, bank collective trusts and common stock, including the Company’s common stock. Investment securities are exposed to various risks, such as interest rates, credit and overall market volatility. Due to the risks associated with investment securities, it is possible that the value of investment securities will change, including a decrease in value, and that such changes could materially affect participants’ account balances and the amounts reported in the statement of assets available for benefits.

NOTE B—Summary of Significant Accounting Policies

1. Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

BEARINGPOINT, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

April 30, 2005 and 2004

2. Investment Valuation and Income Recognition

Investments, including self-directed brokerage investments, are stated at fair value. Cash and cash equivalents are reported at cost which approximates fair value. Investments in mutual funds are valued at the net asset values per share as quoted by the funds as of the valuation date. Shares of common stock are valued at quoted market prices on the last business day of the Plan year. Collective trusts are valued at the asset value per unit as determined by the collective trust as of the valuation date. Participant loans are recorded at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis, and gain or loss on disposition is based on average cost. Unsettled security transactions at year end are reflected in the financial statements as a payable or receivable. Dividend income is recorded as of the “ex-dividend date,” and interest income is recorded on the accrual basis.

In the statements of changes in assets available for benefits, the Plan presents the net appreciation (depreciation) in the fair value of Plan investments, which consists of realized gains or losses and the unrealized appreciation or depreciation on those investments.

3. Contributions

Contributions made by participants are recorded in the period in which the amounts have been withheld from compensation.

4. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosures of contingent assets and liabilities at the date of the financial statements. Accordingly, actual results may differ significantly from those estimates.

5. Payment of Benefits

Benefits payments to participants are recorded upon distribution.

NOTE C—Investments

The following investments represent 5% or more of the Plan’s assets as of April 30, 2005 and 2004:

	April 30,
	2005	2004
Merrill Lynch Retirement Preservation Trust	$50,387,546	$46,173,351
Victory Diversified Stock Fund	48,412,106	—
Merrill Lynch Basic Value Fund	47,221,261	40,940,100
Merrill Lynch Equity Index Trust Fund	47,171,965	41,844,279
Merrill Lynch Fundamental Growth Fund CL I	32,457,607	31,862,117
Hotchkis & Wiley Small Cap Fund	31,813,873	19,357,736
Templeton Foreign Fund ADV	30,877,110	*
Fidelity Magellan Fund	—	54,634,944

*	Investment did not exceed 5% of the Plan’s net assets at April 30, 2004.

BEARINGPOINT, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

April 30, 2005 and 2004

The Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated (depreciated) in value as follows:

	Year ended April 30,
	2005	2004
Mutual Funds	$5,038,207	$41,138,078
Collective Trusts	4,385,210	9,397,037
Common Stock	(704,073)	716,919

Net appreciation in fair value of investments	$8,719,344	$51,252,034

NOTE D—Related Party Transactions

Certain Plan investments are shares of mutual funds and collective trusts managed by Merrill Lynch & Co., an affiliate of the trustee. These transactions are considered party-in-interest transactions. Additionally, Merrill Lynch & Co. acts as the recordkeeper for the Plan. During 2005 and 2004, the Plan paid $16,696 and $10,373, respectively, to Merrill Lynch & Co.

At April 30, 2005 and 2004, the Plan had outstanding loans to participants of $6,960,854 and $6,563,736, respectively. These transactions are considered party-in-interest transactions.

At April 30, 2005, the Plan held 262,377 shares of the Company’s common stock valued at $1,624,112. At April 30, 2004, the Plan held 235,122 shares of the Company’s common stock valued at $2,355,921. During the year ended April 30, 2005, the Plan purchased 184,881 shares of the Company’s common stock with a market value of $1,547,126 and sold 154,199 shares of the Company’s common stock with a market value of $1,283,877. The remaining share activity of 3,427 shares were due to non-cash “in-kind” distributions to participants and other forfeitures. During the year ended April 30, 2004, the Plan purchased 69,779 shares of the Company’s common stock with a market value of $691,908 and sold 93,754 shares of the Company’s common stock with a market value of $765,795.

NOTE E—Temporary Blackout Periods

In April 2005, the Company announced a temporary blackout period for the purchase of BearingPoint, Inc. common stock through company-sponsored programs. The temporary blackout period began on April 20, 2005 in connection with the Company’s announcement that investors should not rely upon certain previously issued financial statements and is continuing, among other reasons, because the Company is not current in its SEC filings. Participants of the Plan were unable to direct that plan contributions be allocated to purchase Company common stock or to reallocate their account balances so as to transfer any amount into Company common stock during the blackout period. Participants could still sell Company common stock at any time, subject to the Company’s Insider Trading Policy. During the blackout period amounts that pursuant to a participant’s investment election would have otherwise been used to purchase Company common stock were invested in the Merrill Lynch Retirement Preservation Trust Fund. Participants will be able to purchase Company common stock with these funds after the blackout period ends by contacting the Plan’s recordkeeper (Merrill Lynch & Co.) to execute a fund transfer. Participants will be able to purchase Company common stock with these funds by contacting the Plan’s recordkeeper (Merrill Lynch & Co.) to execute a fund transfer only after the Company is legally able to do so, such as being current with its SEC filings and having a valid registration statement covering such shares of common stock.

In August 2003, the Company announced a temporary blackout period for the purchase of BearingPoint, Inc. common stock through company-sponsored programs. The temporary blackout period began on August 14,

BEARINGPOINT, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

April 30, 2005 and 2004

2003 in connection with the Company’s announcement that it was restating its financial results for the first three quarters of fiscal year 2003. Participants of the Plan were unable to direct that plan contributions be allocated to purchase Company common stock or to reallocate their account balances so as to transfer any amount into Company common stock during the blackout period. Participants could still sell Company common stock at any time, subject to the Company’s Insider Trading Policy. During the blackout period amounts that pursuant to a participant’s investment election would have otherwise been used to purchase Company common stock were invested in the Merrill Lynch Retirement Preservation Trust Fund. Participants could purchase Company common stock with these funds after the blackout period ended by contacting the Plan’s recordkeeper (Merrill Lynch & Co.) to execute a fund transfer. The temporary blackout period ended on October 6, 2003.

NOTE F—Income Tax Status

The Trust established under the Plan is qualified under Section 401(a) of the Code. The Plan received a favorable determination letter from the Internal Revenue Service on July 18, 2003. The Plan has been amended a number of times since receiving the determination letter. The Plan administrator continues to believe the Plan is designed and is being operated in compliance with the applicable requirements of the Code. Accordingly, a provision for federal income taxes has not been made.

NOTE G—Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of assets available for benefits per the financial statements at April 30, 2005 and 2004, respectively, to the Form 5500:

	April 30,
	2005	2004
Net assets available for benefits per the financial statements	$414,902,411	$363,737,521
Less: amounts due to withdrawing participants	620,224	599,168

Net assets available for benefits per the Form 5500	$414,282,187	$363,138,353

The following is a reconciliation of benefits to participants according to the financial statements for the year ended April 30, 2005, to the Form 5500:

Benefits paid per the financial statements	$46,775,649
Add: amounts allocated to withdrawing participants at April 30, 2005	620,224
Less: amounts allocated to withdrawing participants at April 30, 2004	(599,168)

Benefits paid per the Form 5500	$46,796,705

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to April 30, but not yet paid as of that date.

NOTE H—Subsequent Events

The Plan was amended a number of times in 2005, including the following amendments:

•	Effective as of May 1, 2006, the Plan was amended to change the plan year-end to December 31. As a result, there will be a short plan year beginning on May 1, 2006 and ending on December 31, 2006.

•	Effective as of August 16, 2005, U.S. Trust was appointed as independent fiduciary of the Company’s common stock fund.

BEARINGPOINT, INC. 401(k) PLAN

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

APRIL 30, 2005

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d)	(e) Current Value
*	Merrill Lynch International Index Collective Trust Tier 2	Collective Trust, 250,772.9197 units	**	$3,450,635
*	Merrill Lynch Small Cap Index Collective Trust Tier 2	Collective Trust, 257,317.2097 units	**	4,153,100
*	Merrill Lynch Aggregate Bond Index Collective Trust	Collective Trust, 213,209.2837 units	**	3,607,501
*	Merrill Lynch Retirement Preservation Trust	Collective Trust, 50,387,545.7897 units	**	50,387,546
*	Merrill Lynch Collective Trust International Index Fund	Collective Trust, 4.6817 units	**	65
*	Merrill Lynch Small Cap Index Collective Trust 1	Collective Trust, 5.4239 units	**	97

	Subtotal Common/Collective Trusts			61,598,944

*	Merrill Lynch Equity Index Trust Fund 12	Mutual Fund, 3,570,928.4932 units	**	47,171,965
	Franklin SML—MID Cap Growth Fund ADV CL	Mutual Fund, 219,544.9163 units	**	6,961,769
	Hotchkis & Wiley Small Cap Fund	Mutual Fund, 667,657.3578 units	**	31,813,873
	Massachusetts Investors Growth Stock Fund	Mutual Fund, 652,943.2116 units	**	7,548,024
*	Merrill Lynch Basic Value Fund CL I	Mutual Fund, 1,550,780.3230 units	**	47,221,261
*	Merrill Lynch Value Opportunities Fund CL I	Mutual Fund, 456,513.8353 units	**	11,408,281
*	Merrill Lynch Fundamental Growth Fund CL I	Mutual Fund, 1,912,646.3053 units	**	32,457,607
	MFS Government Securities Fund	Mutual Fund, 1,063,157.0098 units	**	10,280,728
	Oppenheimer Global Fund CL Y	Mutual Fund, 126,772.7329 units	**	7,298,306
	Pimco Total Return Fund	Mutual Fund, 1,586,337.9204 units	**	16,973,816
	Templeton Foreign Fund ADV	Mutual Fund, 2,579,541.3237 units	**	30,877,110
	ABN AMRO/Veredus Aggressive Growth Fund I	Mutual Fund, 199,495.1529 units	**	3,283,690
	Hotchkis & Wiley Mid Cap Value Fund I	Mutual Fund, 415,515.1215 units	**	10,907,272
	American Europacific Growth Fund R4	Mutual Fund, 148,116.4097 units	**	5,130,752
*	Merrill Lynch Mid Cap S&P 400 Index Trust 2	Mutual Fund, 52,530.2196 units	**	884,609
	Pimco High Yield Fund ADMN CL	Mutual Fund, 789,852.7418 units	**	7,566,789
	Victory Diversified Stock Fund	Mutual Fund, 3,089,477.1010 units	**	48,412,106

	Subtotal Mutual Funds			326,197,958

	Employee self direct option assets	Self-directed	**	5,711,790
*	BearingPoint, Inc. Common Stock	Employer Common Stock, 262,376.8047 shares	**	1,624,112
*	Loans to participants	Interest rate range, 4.0% to 11.0%, maturity dates range from 5/2005-4/2025	**	6,960,854
*	Merrill Lynch CMA Money Fund		**	621,127

				$402,714,785

*	Party-in-interest
**	Cost information omitted for fully-participant directed investments

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

BEARINGPOINT, INC. 401(k) PLAN

Date: April 13, 2006	By:	/s/ SEAN HUURMAN
Sean Huurman 401(k) Plan Committee Chair